===============================================================================

                     U.S. Securities and Exchange Commission
                             Washington, D. C. 20549

                                   ----------

                                   Form 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                           Under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934

                                   ----------

                        ICY SPLASH FOOD & BEVERAGE, INC.
                 (Name of small business issuer in its charter)


               New York                                         11-3329510
               --------                                         ----------
    (State of other jurisdiction of                         (I.R.S. Employer
     incorporation or organization)                        Identification No.)

    Icy Splash Food & Beverage, Inc.
      9-15 166th Street, Suite 5-B
          Whitestone, New York                                     11357
          --------------------                                     -----
(Address of principal executive offices)                         (Zip Code)


Issuer's telephone number, (718) 746-3585


Securities to be registered under Section 12(b) of the Act: None


Securities to be registered under Section 12(g) of the Act:

                    Common Stock, Par Value $0.001 Per Share
                                (Title of Class)

                        Icy Splash Food & Beverage, Inc.
                              CROSS REFERENCE SHEET

     Item Number and Caption in Form 10-SB                            Caption in Form 10-SB
     -------------------------------------                            ---------------------
1.   Item 101.  Description of Business .........................     Description of Business

2.   Item 303.  Management's Discussion and Analysis                  Management's Discussion and
     or Plan of Operation .......................................     and Analysis

3.   Item 102.  Description of Property .........................     Description of Property

4.   Item 403.  Security Ownership of Certain                         Security Ownership of Certain
     Beneficial Owners and Management ...........................     Beneficial Owners and Management

5.   Item 401.  Directors, Executives Officers,                       Directors, Executives Officers,
     Promoters and Control Persons ..............................     Promoters and Control Persons

6.   Item 402.  Executive Compensation...........................     Executive Compensation

7.   Item 404.  Certain Relationships and Related                     Certain Relationships and Related
     Transactions ...............................................     Transactions

8.   Item 202.  Description of Securities .......................     Description of Securities

9.   Item 201.  Market for Common Equity and                          Market for Common Equity and
     Related Stockholder Matters ................................     Related Stockholder Matters

10.  Item 103.  Legal Proceedings ...............................     Legal Proceedings

11.  Item 304.  Changes in and Disagreements with                     Changes in and Disagreements with
     Accountants on Accounting and Financial                          Accountants and Financial
     Disclosure .................................................     Disclosure

12.  Item 701.  Recent Sales of Unregistered Securities .........     Recent Sales of Unregistered
                                                                      Securities

13.  Item 702.  Indemnification of Directors and                      Indemnification of Directors and
       Officers .................................................     Officers

14.  Item 601.  Index to Exhibits ...............................     Index to Exhibits



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



                        Icy Splash Food & Beverage, Inc.
                                TABLE OF CONTENTS


Part      Item      Description of Item                                     Page
----      ----      -------------------

Part I    Item 1    Description of Business .............................     5
                         Business Development ...........................     5
                         Business of the Issuer .........................     5
                         Reports to Securities Holders ..................    10
          Item 2    Management's Discussion and Analysis and Results of
                    Operations ..........................................    11
                         Forward-Looking Statements .....................    11
                         Results of Operation ...........................    11
                         Liquidity and Capital Resources ................    13
                         Seasonality ....................................    15
                         Impact of the Year 2000 on Information Systems .    15
          Item 3    Description of Property .............................    16
          Item 4    Security Ownership of Certain Beneficial Owners and
                    Management ..........................................    16
          Item 5    Directors, Executive Officers, Promoters and Control
                    Persons .............................................    18
                         Directors and Executive Officers ...............    18
                         Business Experience ............................    18
                         Directors of Other Reporting Companies .........    19
                         Significant Employees ..........................    19
                         Involvement in Certain Legal Proceedings .......    19
          Item 6    Executive Compensation ..............................    19

          Item 7    Certain Relationships and Related Transactions ......    20
          Item 8    Description of Securities ...........................    20
                         Common Stock ...................................    20
                         Preferred Stock ................................    21
                         Private Placement Units ........................    21
                         "Anti-Takeover" Provisions .....................    21

Part II   Item 1    Market Price of and Dividends on Registrant's Common
                    Equity and Related Shareholder Matters ..............    22
                         Market Information .............................    22
                         Holders ........................................    22
                         Dividends ......................................    22
          Item 2    Legal Proceedings ...................................    22
          Item 3    Changes in and Disagreements with Accountants .......    22
          Item 4    Recent Sales of Unregistered Securities .............    23
          Item 5    Indemnification of Directors and Officers ...........    24

Part F/S  Item 1    Financial Statements ................................    26

Part III  Item 1    Index to Exhibits ...................................    26

          Item 2    Index to Financial Statements........................    27

PART I

ITEM 1. DESCRIPTION OF BUSINESS

     a. Business Development

     Icy Splash Food & Beverage, Inc. is a New York Corporation which was incorporated on June 17, 1996 (hereinafter, "Icy Splash;" "the Company;" "we;" "us;" and "our;" will each refer to Icy Splash Food & Beverage, Inc.). We were authorized to issue an aggregate of 200 shares of no par common stock.


     As of May 6, 1998, we were authorized to issue 50,000,000 shares of common stock with a par value of $0.001 per share and 1,000,000 shares of preferred stock with a par value of $0.001 per share. As of October 1, 1999, 6,600,000 shares of our authorized shares of common stock were issued and outstanding.


     To our knowledge we have not been subject to bankruptcy, receivership or any similar proceedings.

     Icy Splash maintains an office at 9-15 166th Street, Suite 5-B, Whitestone, New York 11357.

     b. Business of the Issuer

     In 1997, the United States soft drink industry reported annual sales of approximately $55 billion. Soft drinks are carbonated beverages, excluding clear carbonated beverages and natural sodas, which belong to a category called "New Age" or "Alternative Beverages." Alternative Beverage sales were approximately $13 billion in 1997. This category of alternative beverages include still waters, teas, juices, juice drinks, sparkling waters and natural sodas. Icy Splash is a producer and distributor of Icy Splash soft drinks, an innovative and refreshing line of carbonated beverages. We market and distribute two lines of soft drinks: (1) Icy Splash Clear, a naturally fruit-flavored, clear,
carbonated   soda;  and  (2)  Icy  Splash  -  Second   Generation,   a  colored,
fruit-flavored and cola, carbonated soda. The product line is offered to supermarket chains, grocery stores and convenience stores primarily in the New York, New Jersey and Connecticut area.

     Production  and  distribution  of  our  products  is  entirely  outsourced.
Independent   contractors   produce   components   for   production   to   exact
specifications and ship them to an

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



independent co-packer bottling facility. The components include prelabeled bottles, caps, flavors and preprinted boxes. The product is directly shipped from the bottling plant in trailer loads to distributors and chain stores. The direct delivery system has allowed us to eliminate our warehouse facility, which we maintained until June 1997. This has greatly reduced overhead expenses and has improved our bottom line.

     Acquisition of Distributors: As part of our business operations, we expect to explore the prospect of acquiring full-service distributors and marketers of our products and other beverage products. Through direct ownership of distribution facilities, we believe that it may lower distribution costs and increase distribution volume of Icy Splash products. Also, the distribution of large name brand beverages would give management greater negotiating power to command shelf space for Icy Splash products in more competitive markets. To date, we have not entered into any agreements or letters of intent to purchase such entities.


     In our registration statement on Form 10-SB filed May 21, 1999, we stated our intention to enter into strategic alliances with other full-service distributors and that we are currently developing a strategic alliance with NY Soft Drink Distributors ("NYSD"), a full-service distributor of Icy Splash products and other beverage products. We further stated that the Company views NYSD as an acquisition candidate. After reviewing our relationship with NYSD, management has concluded that we unintentionally misconstrued our relationship with NYSD as a strategic alliance. Because NYSD is a key distributor of Icy Splash products, the Aslans have personally provided loans and managerial assistance to NYSD. This financing allowed NYSD to purchase larger quantities of products from manufacturers at more advantageous prices. The Aslans also provided organizational consulting which NYSD lacked. Such financing and consultation provided by the Aslans allowed the Company to successfully launch Icy Splash - Second Generation while allowing management of the Company to study marketing, product promotion and distribution techniques and methods. However, the Company does not gain any special long-term financial, operational or marketing advantages through this relationship and does not sell Icy Splash products to NYSD on terms more favorable than with other distributors. Neither the Aslans nor their affiliates own equity in NYSD or have entered into binding contractual agreements with NYSD. Furthermore, although management believes that NYSD is a growing enterprise and will continue to be a key distributor of its products, NYSD is not currently an acquisition candidate because it does not meet the Company's criteria for acquisition as far as profitability and due to management's decision to allocate excess capital when, if ever, it becomes available to efforts to increase the business of the Company internally. However, this does not preclude NYSD from being an acquisition candidate in the future. Accordingly, information relating to the strategic alliance and plans to acquire NYSD presented in our previous filing on Form 10-SB and the amendment thereto is no longer applicable and should not be relied upon.

     As a result of our arm's length distribution arrangement with NYSD, a significant portion of our sales during the six month period ended June 30, 1999 were to NYSD. During this period, the Company's total sales were $315,014, of which $198,320 of product was sold to NYSD. Such sales to NYSD can be attributed to the launch of our latest product line Icy Splash - Second Generation. If sales to NYSD were removed, our gross profit would decrease from $105,777 to approximately $54,800. However, if the Aslans had not been focusing their managerial and organizational resources and assistance to NYSD and the new product line, management estimates that sales and gross profit for the six month period ended June 30, 1999 would have equaled or exceeded gross sales for the respective period in 1998. Additionally, management believes that the loss of NYSD as a distributor would not have a material adverse effect on our sales and operations.

     The Product and Marketing: The Company's flagship product, Icy Splash Clear, comes in four flavors: Blackberry; Wild Cherry; Lime Kiwi; and Raspberry & Boysenberry. Icy Splash products are produced using all natural flavors. The drink is most appealing to young adults, sport fans and health conscious individuals. We believe that customers from these market segments are generally well informed and health conscious, and prefer an all-natural flavored drink with no artificial colors or additives.

     We initially created Icy Splash - Clear in order to focus on the clear Carbonated

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beverage  industry rather than competing with the larger  beverage  corporations who offer a more extensive line of soft drinks. Also, we have marketed Icy Splash as a leader of "new age" and water beverages in order to distance ourselves from the more competitive leading soda brand names. Icy Splash - Clear is strategically placed with bottled water and other alternative beverages on supermarket shelves to identify with the fast-growing alternative beverage market segment. The Company packages and distributes Icy Splash - Clear in 24-packs of plastic 20 oz. bottles, although customers of retailers can purchase one bottle at a time.


     The primary targets for Icy Splash - Clear are the major supermarket chain stores in the New York, New Jersey and Connecticut area. In order to sell Icy Splash - Clear in supermarkets and grocery stores, we must spend money to obtain shelf space for our product. In other words, the Company must pay retailers to have the clear products placed on their shelves to be sold for a set amount of time. This arrangement is standard in "new age" and water beverage retailing. In addition to shelf space, the retailer will also promote Icy Splash - Clear by publishing and distributing coupons and placing promotional displays on its shelves.


     Icy Splash - Second Generation is a new line of soft drinks which was launched in December of 1998. It comes in 14 flavors including Natural Lemon Tea; Blue Raspberry; Orange; Pineapple; Fruit Punch; Root Beer; Black Cherry; Lemon Lime; Grape; Kola Champagne; Strawberry; Peach; Ginger Ale; and Cola. Although there are a few cola flavors, most of the line is fruit flavored and will capitalize on the growth trend for non-cola beverages. This new line of product has been developed with the same care, quality, and attention to the desires of consumers as the clear product.

     Unlike the clear product, Icy Splash - Second Generation has been developed for the "Up and Down the Street" market, consisting of neighborhood grocery stores and small grocery chains in the New York City boroughs. This market requires a different type of distributor, with only local distributors functioning effectively in this marketplace. The sales persons typically deal with the store owners on a weekly basis. Icy Splash - Second Generation is packaged and distributed in 24-packs of plastic 24 oz. bottles. Most flavors are also sold in plastic 2 and 3 liter bottles. Again, customers of retailers can purchase one bottle at a time.


     Rather than spending money to obtain shelf space, as required in "new age" and water retailing to supermarkets and food chains, distributors of Icy Splash
- Second Generation sell the product to store owners at prices and terms usually agreed upon on a weekly basis. Furthermore, our distributors promote the product through product give-away and significant retail price discounting.


     Distribution: The primary distributors of our products are I Epstein, Hadden House and NYSD. The product line is distributed primarily to supermarket chains, and, to a lesser

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extent, to grocery stores and convenience stores in the New York, New Jersey and
Connecticut  area. We currently sell to the following  supermarket chain stores:
Waldbaums NY; Key Food NY; Food Town NJ; King Kullen NJ; Edwards NJ; Shop Rite NJ; C-Town NY; Bravo NY; Associated NY; A&P NY/NJ; Acme NJ; and Drug Fair Cost Cutters NJ. Our products are also being sold in D'agostino and Gristedes supermarkets in Manhattan. Some of the aforementioned retailers only carry our products in the summer months. While Icy Splash enjoys a long term relationship with I Epstein, Hadden House and NYSD, the loss of these companies as distributors could have an adverse effect upon our business.

     Status of Publicly Announced New Products or Services: To date, we have not yet begun to sell previously announced new products or services. We had announced that we will obtain new food and beverage products through development and acquisition of intellectual property rights, exclusive distribution rights for domestic and foreign products and distributorships owning rights to viable products. Although these plans have not yet been fully developed, management anticipates that future products will be introduced to the public in the near future, although there can be no assurance.

     Competition: The beverage industry is highly competitive. Our products are sold in competition with all liquid refreshments. The soft drink business is highly competitive and there can be no assurance that we will be able to compete successfully. Many of our competitors have far greater financial, operational and marketing resources than the Company. Furthermore, the soft drink industry is characterized by rapid changes, including changes in consumer tastes and preferences, which may result in product obsolescence or short product life cycles. As a result, competitors may be developing products of which we are unaware which may be similar or superior to our products. Accordingly, there is no assurance that we will be able to compete successfully or that our competitors or future competitors will not develop products that render our products less marketable.

     Competitors in the soft drink industry include bottlers and distributors of nationally advertised and marketed products as well as chain store and private label soft drinks. The principal method of competition include brand recognition, price and price promotion, retail space management, service to the retail trade, new product introductions, packaging changes, distribution methods and advertising.

     Icy Splash - Clear is primarily competing in the clear carbonated beverage industry. Our direct competitors are large corporations such as Mystic, Canada Dry, Adirondack and Crystal Bay. We believe that our flexibility and innovation in developing and implementing new methods of marketing and distributing our product will permit us to compete effectively against these competitors.

     Icy Splash - Second Generation is primarily competing against bottlers and distributors of nationally advertised and marketed products, such as Top Pop, City Club and Stars and Stripes products, as well as chain store and private label soft drinks. Because of

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greater  financial  resources,  as well  greater  experience  in the soft  drink business, these companies have greater brand recognition of their products.

     Management believes that the Company's unique capability to offer products that are fresh, nutritious, economical and aesthetically appealing to the consumer will make Icy Splash a viable competitor in the soft drink industry. Our products will be differentiated from those of our competitors on the basis of taste, appearance and quality at competitive price points.

     Sources and Availability of Raw Materials and Suppliers and Dependence on Major Customers: We will specialize in production and distribution of soft drinks. Therefore, the Company will be dependent upon a ready supply of raw materials including, but not limited to, water, concentrates, syrups, carbon dioxide, plastic bottles, closures and other packaging materials. The prices for these materials are determined by the market, and may change at any time. Furthermore, we are not engaged in any purchasing agreements with our suppliers which provide for mechanisms alleviating price fluctuations of raw materials. Therefore, increases in prices for any of these raw materials could have a material adverse impact on our financial position. While management believes that there are numerous alternative suppliers for the raw materials, the loss of a supplier could disrupt the Company's operations. While we believe that alternatives to these suppliers and manufacturers are readily available, the time to effect a change could adversely impact our business in the short term should a change become necessary.

     To date, we believe that our business is not dependent on any major customer.

     Patents and Trademarks: The Company's registered trademark is "Icy Splash(R)". We intend to apply for numerous United States and International patents, trademarks and copyrights in connection with certain of our products. Although intellectual property may derive the Company some value, at the present time, we believe that other factors, such as product innovations, are of more significance in the Company's particular industry. We attempt to avoid infringing patents of others by monitoring on a regular basis patents issued with respect to food processing equipment.

     All trademarks or service marks appearing in this Form 10-SB that do not relate to our products are the property of their respective holders.

     Governmental Approval and Effect of Governmental Regulation: The production, distribution and sale of our products are subject to the Federal Food, Drug and Cosmetic Act, the Occupational Safety and Health Act and various federal and state statutes regulating the production, sale, safety, advertising, labeling and ingredients of such products. Compliance with all such regulations may be time-consuming and expensive. To the best of management's knowledge, the Company complies with necessary state and federal laws necessary to operate a beverage production and distribution company in the


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state of New York.

     We cannot predict the impact of possible changes that may be required in response to future legislation, rules or inquiries made from time to time by governmental agencies. Food and Drug Administration regulations may, in certain circumstances, affect the ability of the Company, as well as others in the industry, to develop and market new products. However, we do not presently believe that existing applicable legislative and administrative rules and regulations will have a significant impact on operations.

     Employees: Because all production, distribution and marketing of our products are outsourced to independent contractors, the Company has not hired any full or part-time employees.

     Amount Spent on Research and Development: To date, we have not made any expenditures for research and development of our products.

     Cost and Effects of Compliance with Environmental Laws: We believe that our current environmental compliance programs adequately address federal, state and local environmental laws and that we are in compliance with such laws. In all of our markets, we offer our bottled products in returnable containers in compliance with applicable recycling laws. Also, in compliance with applicable recycling laws, we employ the services of various recycling companies to recycle our used bottles. The cost to the Company of these recycling services were $2,187.81 in 1997, $3,145.59 in 1998 and $732.61 for the first three months ended March 31, 1999. Compliance with, or any violation of, current and future laws or regulations could require material expenditures by us or otherwise have a material adverse effect on our business.

     c.   Reports to Security Holders

     Prior to filing this Form 10-SB, we have not been required to deliver annual reports. However, once we become a reporting company, we shall deliver annual reports to securities holders as required by the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. Also, we shall deliver annual reports to securities holders as required by the rules or regulations of any exchange upon which our shares may be traded. If we are not required to deliver annual reports, it is not likely that we will go to the expense of producing and delivering such reports. If we are required to deliver annual reports, such reports will contain audited financial statements as required.

     Prior to the filing of this Form 10-SB, we have not filed reports with the Securities and Exchange Commission (the "Commission"). Once we become a reporting company, management anticipates that Forms 3, 4, 5, 10-K-SB, 10-Q-SB, 8-K and Schedules 13D along with appropriate proxy materials will have to be filed as they come due. If we issue additional shares, then we may file additional registration statements for those shares.

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     The  public  may read and copy any  materials  Icy  Splash  files  with the
Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The
Commission  maintains  an  Internet  site  that  contains  reports,   proxy  and
information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of the Commission's Web site is http://www.sec.gov.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATION

     a. Forward-Looking Statements

     Some of the information in this Form 10-SB may constitute forward-looking statements which are subject to various risks and uncertainties. Such statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue," "plan," or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial conditions or state other forward-looking information. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including but not limited to: competitive factors and pricing pressures; relationships with its manufacturers and distributors; legal and regulatory requirements; general economic conditions; and other risk factors which may be described in our future filings with the Commission. We do not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements. In addition, when considering such forward-looking statements, you should keep in mind the factors described in other cautionary statements appearing elsewhere in this Form 10-SB. Such statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement.

     This Form 10-SB may also include statistical data regarding the beverage and soft drink industries. This data may have been obtained from industry publications and reports which we believe to be reliable sources. We have not independently verified such data nor sought the consent of any organizations to refer to their reports herein.

     b. Results of Operations




     Six Months ended June 30, 1999 and June 30, 1998:

     Net sales for the Company increased 73.2%, from $181,896 to $315,014, in the six months ended June 30, 1999 versus the six months ended June 30, 1998. The increase reflects the introduction of the new line of products, Icy Splash Second Generation, at the end of December 1998. While the Company's original product, Icy Splash - Clear, accounted for all beverage sales in the first two quarters of 1998, it accounted for 34% for the same period in 1999.


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



     The gross profit margin decreased to 33.6% for the six months ended June 30, 1999 from 41.7% for the same period in 1998. The decrease in profit margin was caused by the introduction of the lower profit margin line of products, Icy Splash - Second Generation, into the sales mix.

     Selling expenses were $35,459 for the first six months in 1999, compared with $27,512 for the same period in 1998, 11.3% and 15.1% of sales, respectively. The increase in the dollar volume of selling expenses in 1999 is due to the increase in sales volume, while the decrease as a percentage of sales is due to the lower selling costs associated with the new product line. During the first six months of 1999, $14,667 of promotion expenses (sales discounts and giveaways) were expended to promote sales of the Icy Splash - Second Generation product line, compared with none in 1998. During the first six months of 1998 there were advertising expenditures of $19,002 for advertising media, including video, compared to $178 in 1999.

     For the first six months of 1999, general and administrative expenses were $28,521 in 1999, compared with $25,850 for the same period in 1998, 9.1% and 14.2% of sales, respectively. While the decrease of general and administrative expenses as a percent of sales demonstrates that growth of sales has been accomplished without a corresponding growth of overhead expenses, there has been a significant increase in insurance, due to more comprehensive insurance coverage in 1999. Bad debt expense of $8,445 was incurred in the first six months of 1999 versus $10,070 in the same period in 1998, 2.7% and 5.5.% of sales, respectively. The Company anticipates continuing lower bad debt expense as a percent of sales for 1999 due to the quality of its current distributors (customers). Other expenses with significant differences are temporary, timing differences.


     Income from operations for the six months ended June 30, 1999 was $41,797, an increase of $19,396 over the six months ended June 30, 1998, with an operating margin of 13.3% for 1999 and 12.3% for 1998, reflecting an increase in sales volume, an increase in operating costs and lower gross profit margin for Icy Splash - Second Generation.

     Interest expense increased from $19 to $3,250, in the six months ended June 30, 1999 versus the comparable period in 1998. There was an outstanding $65,000 note payable during 1999 and no note in 1998.


     Years Ended December 31, 1998 and December 31, 1997:

     Icy Splash's net sales for the years ended December 31, 1998 and 1997 were $320,802 and $224,490 respectively, an increase of 43%. Management believes that this increase resulted from increased market penetration of the Icy Splash brand in the Northeastern United States through existing distributors and new distributors. Through our relationship with NYSD, I Epstein and Hadden House distributors, we have had success in reaching new and more lucrative markets, including large supermarkets and grocery stores. In addition, we believe that our intense promotion, including payment of $22,504 for advertising in 1998, an increase of over 350% from the previous year, resulted in an increase in sales.

     The gross profit in the year ended December 31, 1998 increased to $134,180 from $60,880 the previous year. This represents an increase from 27.1% of sales in 1997 to 41.8% in 1998. The large increase is attributed predominantly to the introduction of a new co-packer and increased purchasing power from buying larger quantities of raw materials.


     General and administrative expenses for the years ended December 31, 1998 and December 31, 1997 were $50,981 and $32,304 respectively. The increase was primarily due to an increase in bad debt expenses. Bad debt expense increased from $8,402 (3.74% of sales) in 1997 to $16,570 (5.17% of sales) in 1998. Bad debt expense is a mathematical estimate (or allowance) based on an analysis of total amounts due and total days outstanding, as well as specific accounts which may not be collectible. The 1998 estimate reflects only a $10,070 expense for accounts receivable and a $6,500 expense for a note receivable from a distributor (customer) dated August 15, 1998, relating to sales in December of 1997. The Company no longer grants credit to that distributor. A $10,070 bad debt expense for accounts receivable only for 1998 is 3.14% of sales, indicating a decreasing trend in bad debts. The major components of general and administrative expenses for the year ended December 31, 1998 were bad debt expenses of $16,570, automotive expenses of $9,748, telephone expenses of $7,163 and professional fees of $6,600. The major components of the expenses for the year ended December 31, 1997 were bad debt expenses of $8,402 and administrative expenses of $5,662.


     Selling expenses for the years ended December 31, 1998 and December 31, 1997 were $55,319 and $52,860 respectively. Although selling expenses remained constant in these periods, freight and delivery expenses declined sharply from $24,370 in the year ended December 31, 1997 to $11,657 in the year ended December 31, 1998. This decline was attributable to changing co-packers. The new co-packer provided plastic bottles, which had previously been purchased from another vendor and shipped to the co-packer.


     Net income for the year ended December 31, 1998 amounted to $24,665 after the Company incurred a net loss of $24,964 for the year ended December 31, 1997. The increase in net income was due to management increasing sales by 43% and gross profit by 120%, while increasing sales and general and administrative expenses by only 24.8%, from $85,164 in 1997 to $106,300 in 1998. Increases in sales were due to engaging new and additional distributors in late 1997 and improved gross profit was achieved by hiring a more efficient co-packer in 1998.


     c.   Liquidity and Capital Resources:





     Six Months Ended June 30, 1999 and June 30, 1998:

     Working capital increased $33,351 from December 31, 1998 to June 30, 1999 because proceeds of profitable operations were used to fund inventory and receivables.

     Net cash flow used by operating activities was $34,085 and $32,298 for the six months ended June 30, 1999 and 1998, respectively. Cash was predominately used to fund increases in accounts receivable and inventory in order to facilitate increases in sales volume.

     During the second quarter of 1999, $20,781 was collected against notes receivable from vendors, while during the second quarter of 1998 $30,860 was loaned to a vendor. There was negligible activity for the first quarter of both years. The Company made a loan to a vendor to help fund capital improvements. Repayment was recorded as the vendor performed services for the Company.

     During the six months ended June 30, 1999 a $65,000 note payable was refinanced. During the six months ended June 30, 1998 $87,402 of shareholder loans and $13,700 of private placement equity were received. Shareholder loans and private placement equity were used to fund increased sales volume and costs for a planned private offering under Regulation D of the Securities Act of 1933, as amended (the "Securities Act") of $16,131 and $32,703 for 1999 and 1998, respectively.


     Years Ended December 31, 1998 and December 31, 1997:

     Cash flow generated by operations were $9,698 for the year ended December 31, 1998 and $3,986 for the year ended December 31, 1997. Positive cash flow from operating activities for the year ended December 31, 1997 was achieved, despite a net loss of $24,964, primarily due to an decrease in inventories and an increase in accrued expenses and other current liabilities. With net income for the year ended December 31, 1998 of $24,665, cash flow from operating activities increased to $9,698 despite significant increases of $45,822 in accounts receivable and $25,565 in inventories. This was primarily due to an increase in accounts payable of $47,557.

     Cash flow from investing activities were negative for the years ended December 31, 1998 and 1997. Net cash used in investing activities for the years ended December 31, 1998 and 1997 were $19,015 and $8,295 respectively. The significant increase in net cash used in investing activities in 1998 was primarily due to a sharp increase of $53,620 in notes receivable in 1998 owed by a co-packer of the Company's products and by a distributor of the Company's products. Both have agreed with the Company to make their notes current through alternative payment plans.


     Financing cash flows were provided by loans and issuance of stock for the year ended December 31, 1998. The Company had a negative cash flow from financing activities of $3,816 for the year ended December 1, 1997 due to deferred offering costs which exceeded proceeds from shareholder loans. Positive cash flow from operating activities for the year ended December 31, 1998 was attributable to proceeds from short-term debt on an unsecured loan aggregating $100,000 with an annual interest rate of 10%, payable on May 31, 1999. At December 31, 1998 the loan balance was $65,000. In addition, positive financing cash flow was attributable to deferred offering costs of $27,886 in connection with a private placement offering under Rule 504 of the Securities Act. In this offering, 10,000 private placement units were sold, with each unit consisting of 50 shares of common stock at $5.00 per unit, and 95 redeemable stock purchase warrants ("1998 Private Placement"). Each redeemable stock purchase warrant entitles the registered holder to purchase one share of the Company's common stock for $1.00.


     We anticipate that a market for trading our securities will be established on the system of the National Association of Securities Dealers, Inc. known as the OTC - Bulletin Board (the "Bulletin Board") for the 500,000 shares of common stock sold in the 1998 Private Placement, although we cannot be certain of this. If such a market is established, and the market price for our common stock exceeds the exercise price of our warrants, it may result in the exercise of 950,000 warrants sold in the 1998 Private Placement. There are no assurances that we will become eligible to be quoted on the Bulletin Board or that a trading market will be accomplished. The creation of a trading market in our common stock and warrants may provide us with a basis upon which we can procure additional capital through an exercise of the warrants or a sale by us of additional common stock. A failure to create this secondary market for our shares of common stock may require us to seek other financing. See "Recent Sales of Unregistered Securities" and "Description of Business - Acquisitions of Distributors and Strategic Alliances."

     d. Seasonality:

     The Company's sales are seasonal. The soft drink beverage industry generally experiences its highest sales by volume during the spring and summer months and its lowest sales by volume during the winter months. As a result, our working capital requirements and cash flow vary substantially throughout the year. Consumer demand for our products are affected by weather conditions. Cool, wet spring or summer weather could result in decreased sales of our products and could have an adverse effect on our financial position.

     e. Impact of the Year 2000 on Information Systems:

     The Year 2000 issue arises as the result of computer programs having been written, and systems having been designed, using two digits rather than four to define the applicable year ("Year 2000"). Consequently, such software has the potential to recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     We do not expect to be affected by Year 2000 as we do not rely on date-sensitive software or affected hardware. Our current accounting and other systems were purchased "off-the-shelf". We intend to timely update our accounting and other systems which are determined to be affected by Year 2000 by purchasing Year 2000 compliant software and hardware available from retail vendors at reasonable cost.


     To date, the Company has not devised a contingency plan for a worst case scenario resulting from Year 2000. We do not intend to create a contingency plan at this time since Management has determined that such a contingency plan would not be cost beneficial to the Company where it only relies on software and systems for internal accounting purposes.


     We have not yet contacted other companies on whose services we depend to determine whether such companies' systems are Year 2000 compliant. If the systems of the companies or other companies on whose services we depend, including our customers, are not Year 2000 compliant, there could be a material adverse effect on the Company's financial condition or result of operations.

ITEM 3. DESCRIPTION OF PROPERTY


     Since December 1997, the Company has been conducting its business from office space located at 9-15 166th Street, Suite 5-B, Whitestone, New York 11357. This property, aggregating approximately 2,500 square feet, is owned by Joseph Aslan. From January 1, 1999 to July 1, 1999, we also occupied office space leased by NYSD. We discontinued use of such office space and continued to operate all of our business from the office space owned by Mr. Aslan. To date, the Company has not made any lease payments for the use of office space owned by Mr. Aslan or NYSD.

     In our registration statement on Form 10-SB filed May 21, 1999, we stated that we conducted our daily business operations from NYSD as a condition of our strategic alliance with NYSD. However, as explained in "Description of Business
- Business of the Issuer: Acquisition of Distributors" the relationship between the Company and NYSD was unintentionally mischaracterized as a strategic alliance and such information relating to the strategic alliance is no longer accurate and should not be relied upon.

     We signed an agreement to purchase a commercial property located at 494-504 Wortman Avenue, Brooklyn, New York 11208. There is a commercial building situated on the premises, aggregating approximately 25,000 square feet. Adjacent to the building lies a parcel of land aggregating approximately 20,000 square feet. The purchase price for the premises was $800,000. We received an
Inducement Resolution acknowledging that the New York City Industrial Development Agency would provide certain tax benefits to us if we acquired the property.

     In early September of 1999, management recognized that the Company could not obtain any financing to purchase the property. As a result, the Company assigned the contract to Aslan Holdings Corp., a corporation wholly owned by Joseph and Shlomo Aslan. It is anticipated that the Company will lease approximately 2,000 square feet of space in the premises for $1,300 per month.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the beneficial ownership of shares of voting stock of

Icy Splash, as of October 1, 1999, of (i) each person known by Icy Splash to beneficially own 5% or more of the shares of outstanding common stock; (ii) each of Icy Splash's executive officers and directors; and (iii) all of Icy Splash's executive officers and directors as a group. Except as otherwise indicated, all shares are beneficially owned, and investment and voting power is held by the persons named as owners.


                                              Amount and
                  Name and Address of         Nature of Shares        Percentage
Title of Class    Beneficial Owner            Beneficially Owned      Ownership
---------------    ----------------            ------------------     ---------
Common            Joseph Aslan(1)(2)(6)       2,970,000               45%
Common            Shlomo Aslan(1)(3)(6)       2,970,000               45%
Common            Sy Aslan(1)(4)(6)           100,000                 1.5%
Common            Charles Tokarz(1)(5)(7)     20,000                  0.30%
Common            All officers and            6,060,000               91.8%
                  directors as a group(4
                  persons)

-----------

     (1) The business address for Joseph Aslan, Shlomo Aslan and Charles Tokarz is 9-15 166th Street, Suite 5B, Whitestone, New York 11357.

     (2) Joseph Aslan serves as the Company's President and as a Director.

     (3) Shlomo Aslan serves as the Company's Vice President, Secretary and as a Director.

     (4) Sy Aslan serves as a Director of the Company.

     (5) Charles Tokarz serves as the Company's Chief Financial Officer, Treasurer and as a Director.

     (6) Joseph, Shlomo and Sy Aslan are brothers.

     (7) Charles Tokarz has the right to acquire beneficial ownership of these 20,000 shares of common stock pursuant to a consulting agreement dated April 1, 1998. These shares have not yet been issued. See "Certain Relationships and Related Transactions."

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

     a.   Directors and Executive Officers:


     As of October 1, 1999 the directors and executive officers of the Company, their ages, positions in the Company and the dates of their initial election or appointment as director or executive officer are as follows:


                                    Positions and Offices
Name                       Age      Presently Held with the Company
-----                      ---      --------------------------------
Joseph Aslan               44       President, Director
Shlomo Aslan               50       Vice President, Secretary, Director
Charles Tokarz             52       Chief Financial Officer, Treasurer, Director
Sy Aslan                   55       Director

     b.   Business Experience

     Joseph Aslan has served as the Company's President and Director since the Company's inception in July of 1996. Prior to joining the Company, from 1994 to 1996, Mr. Aslan was the co-owner and manager of Tribeca Classics, Inc., his family-owned textile business. Mr. Aslan has over 15 years of experience in finance and business management.

     Shlomo Aslan has served as the Vice President, Secretary and Director of the Company since the Company's inception in July of 1996. Prior to joining the Company, from 1994 to 1996, Mr. Aslan was the co-owner of Tribeca Classics, Inc., his family textile business. He has more than 25 years of business ownership experience, particularly in the restaurant and textile business. Mr. Aslan holds a BA in Accounting.

     Charles Tokarz is the Chief Financial Officer, Treasurer and Director of the Company. He has held this position since April of 1998. Prior to joining the Company, Mr. Tokarz served, from 1997 to 1998 as Chief Financial Officer and Treasurer for Silver Star International, Inc., a publicly traded wholesale distributor of clothing and novelty items. From 1987 to 1997, he was self-employed as a Certified Public Accountant ("CPA"). From 1986 to 1987, Mr. Tokarz served as President of Gardner Capital, Corp., a small NASD broker-dealer specializing in equity financing for real estate projects. From 1984 to 1986, he served as Vice President of Finance for Retirement Corporation of America, a developer and manager of elderly housing and nursing home facilities. From 1978 to 1984, he served as Vice President and Controller for Fininvest, Ltd. and Appalachian Joint Venture, developers of luxury condominiums and office buildings. From 1976 to 1978, he served as Comptroller of the California Club, Inc., a country club owned by Caesar's World, Inc., a company listed on the New York Stock Exchange. He is a CPA and has over 20 years of business, financial and financial planning experience. Mr. Tokarz holds a BS and an MBA.


     Sy Aslan is a Director of the Company. He has held this position since the Company's incorporation in July of 1996. Since 1989, he has served as Director of Operations of United Management Technologies, a consulting firm focusing on developing and supporting effective management practices. He has been involved in the development and implementation of strategic management solutions for numerous Fortune 500 financial institutions for over 20 years. Mr. Aslan holds BS and MS degrees in management and Industrial Engineering.


     c. Directors of Other Reporting Companies

     None of the directors are directors of other reporting companies.

     d. Significant Employees

     The officers and directors who are identified above are the significant employees of the Company.

     e. Involvement in Certain Legal Proceedings

     None of the officers and directors of the Company have been involved in the past 5 years in any of the following:

     (1)  Bankruptcy proceedings; or

     (2)  Subject to criminal proceedings or convicted of a criminal act; or

     (3) Subject to any order, judgment or decree entered by any Court for violating any laws relating to business, securities or banking activities; or

     (4) Subject to any order for violation of federal or state securities laws or commodities laws.

ITEM 6. EXECUTIVE COMPENSATION

     To date, management has not collected any compensation from the Company. No other executive officers earned over $100,000 in any fiscal year.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     At December 31, 1997, Icy Splash was owed $13,466 by a former shareholder. As of December 31, 1997 we deemed this receivable uncollectible and accordingly reserved 100% as a bad debt.



     On March 19,  1998,  we entered into a  consulting  agreement  with Charles
Tokarz, our Chief Financial Officer, Treasurer and director, for services rendered as Chief Financial Officer. The agreement provides that beginning March 20, 1998, Mr. Tokarz would provide services to the Company including assistance in correspondence and due diligence, liaisons with auditors, assistance in preparation of financial projections and assumptions, review of accounting reports and systems, analysis of acquisitions and preparation of quarterly unaudited financial statements. In consideration for these services, Icy Splash would provide payments of: (i) 20,000 shares of Icy Splash common stock; (ii) a retainer of $500; and (iii) payment of $35.00 per hour for services rendered as Chief Financial Officer.


     In our registration statement on Form 10-SB filed May 21, 1999, we stated that as a condition of a strategic alliance with NYSD, the Aslans agreed to personally contribute organizational, financial and strategic planning experience, as well as a complete line of soft drinks to be distributed by NYSD. In addition, we disclosed that the Aslans agreed to provide future financing to the distributor NYSD and, to date, have individually invested approximately $120,000 in NYSD. In exchange, NYSD agreed to provide experience, sales representatives, contacts and a full-service operating distribution business including a warehouse for, but not limited to, Icy Splash products. However, as explained in "Description of Business - Business of the Issuer: Acquisition of Distributors" the relationship between the Company and NYSD was unintentionally misconstrued as a strategic alliance. Although the Aslans have personally provided managerial assistance and invested approximately $160,000 in NYSD ($40,000 more than previously estimated), the Company continues to deal at arm's length with NYSD as a distributor of Icy Splash products and does not gain any special long-term financial, operational or marketing advantages through this relationship. Furthermore, the Aslans have not received any form of compensation or other benefits in return for, or because of their loans and managerial assistance provided to NYSD. Therefore, since the relationship between the Company and NYSD does not, in management's opinion, constitute a strategic alliance where NYSD would be deemed an affiliate of the Company, the financing arrangement between the Aslans personally and NYSD does not constitute a Related Party Transaction under Regulation S-B of the Act. Accordingly, information relating to the strategic alliance and the Related Party Transaction between the Aslans and NYSD previously presented is no longer applicable and should not be relied upon.


ITEM 8. DESCRIPTION OF SECURITIES

     We are authorized to issue 50,000,000 shares of common stock, with a par value of $0.001 per share, and 1,000,000 shares of preferred stock, with a par value of $0.001 per share.

     a. Common Stock:

     Holders of common stock do not have subscription, redemption, conversion or preemptive rights. The shares of common stock held by shareholders are fully paid and non-assessable. Each share of common stock is entitled to participate pro rata in distribution upon liquidation, subject to the rights of holders of preferred stock, and to one vote on all matters submitted to a vote of shareholders. The shareholders of common stock may receive cash dividends as declared by the Board of Directors out of funds legally available therefor, subject to the rights of any shareholders of preferred stock. Shareholders of common stock are entitled to elect all directors.

     b. Preferred Stock:

     The Company's  certificate  of  incorporation,  as amended,  authorizes the issuance of up to 1,000,000 shares of preferred stock, with a par value of $0.001 per share. The preferred stock shall have such voting rights, designations, preferences and relative participating, optional or other rights, qualifications, limitations or restrictions as may be determined and set forth in resolution or resolutions adopted from time to time by the Board of Directors of the Company.

     c. Private Placement Units:

     On January 20, 1998, we issued an aggregate of 10,000 units pursuant to Rule 504 under Regulation D of the Securities Act, as amended. Each unit consists of 50 shares of common stock at $5.00 per unit, and 95 redeemable stock purchase warrants. Each redeemable stock purchase warrant entitles the registered holder to purchase one share of the Company's common stock for $1.00.

     The exercise price of the warrants and the number of shares issuable upon exercise of such warrants is subject to adjustment to protect against dilution in the event of stock dividends, stock splits, combinations, subdivisions and reclassification. Furthermore, the Company may redeem the warrants at a price of $.01 per warrant by giving not less than 30 days prior written notice to the record holders if the closing bid price of the common stock equals or exceeds $2.50 for the 10 consecutive trading days ending on the third day prior to the date on which the notice of redemption is given. In the event the Company notifies record holders of its intent to redeem any warrants, the record holders may exercise at any time prior to the close of business on the day immediately preceeding the date fixed for redemption provided that there is a registration statement in effect or there is an exemption from such registration. Unless extended by the Company at its discretion, the warrants will expire on January 20, 2000. The Company reserves the right to lower the exercise price of the warrants, which reduction may be for a limited time, not less than 60 days, or the balance of the term of the warrants.

     d. "Anti-Takeover" Provisions:

     Although management is not presently aware of any takeover attempts, our Certificate of Incorporation defers to provisions in the New York Business Corporation Law (the "B.C.L.") which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage or make more difficult the assumption of control of the Company by another entity or person.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

     a. Market Information

     The common stock of Icy Splash currently is not trading on any exchange. Management anticipates that the Company's shares will be qualified on the Bulletin Board.

     There has been no market for the Company's stock in the last two years. Accordingly, the Company has no range of high and low bid prices for the Company's common stock to report.

     b. Holders


     There were 35 holders of record of the Company's common stock as October 1, 1999.


     c. Dividends

     The Company has never paid cash dividends on its stock and does not intend to do so in the foreseeable future. We currently intend to retain our earnings for the operation and expansion of the business. Our continued need to retain earnings for operations and expansion are likely to limit our ability to pay dividends in the future.

ITEM 2. LEGAL PROCEEDINGS

     On March 19,1997, we filed suit against Icy Splash, Inc., a predecessor of the Company, and a former shareholder of Icy Splash, Inc. This case is presently pending in the Supreme Court, Kings County. The Company secured a preliminary injunction against the defendants enjoining them from misappropriating the Company's intellectual property rights including the use of the trademark "Icy Splash." The defendants initially filed a notice of appeal relating to the injunction. However, their time to perfect the appeal has expired. The case to convert the preliminary injunction to a permanent injunction is proceeding on the merits. Management believes that this suit will be resolved in favor of the Company, although there can be no assurance.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     There have been no disagreements with our independent  accountants over any item involving the Company's financial statements. Our independent accountants are Lazar

Levine & Felix LLP, Certified Public Accountants, 350 Fifth Avenue, Suite 6820, New York, NY 10118-0170.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES


     On January 20, 1998, we issued an aggregate of 10,000 private placement units pursuant to Rule 504 under Regulation D of the Securities Act. All 10,000 units were sold to a total of thirty investors. We received $33,837, net of commission and offering costs.


     Each unit consists of 50 shares of common stock at $5.00 per unit, and 95 redeemable stock purchase warrants. Each redeemable stock purchase warrant entitles the registered holder to purchase one share of the Company's common stock for $1.00. See "Description of Securities - Private Placement Units."

     All 10,000 private placement units were sold to a total of thirty investors as follows:


                                          Date of           Number of Units
Purchaser                                 Purchase             Purchased
----------                                --------             ---------

Arvin Scott                               4/4/98                 400
Steven Michaels                           4/16/98                400
Meshulam Elmaliach                        3/24/98                100
Tova Sadka                                3/25/98                300
Gatznyo Moshe                             4/3/98                 400
Emile Ohayon                              3/24/98                200
George Tsatsos                            4/4/98                 400
Yehuda Tzur                               4/9/98                 400
Debra Millman                             5/6/98                 300
Bianka Dalal                              5/7/98                 300
Victoria Tokarz                           7/30/98                600
Robert and Karen Eaves                    9/3/98               1,000
Dennis Olden                              9/10/98                300
Edward Roach and Elizabeth Cronin         9/14/98                500

Elaine O'Neil                             9/14/98                250
John J. O'Neil                            9/14/98                250
John A. O'Neil                            9/14/98                500
Donna O'Neil                              9/14/98                500
George Gerson                             9/15/98                500
Deborah Kline                             9/17/98                400
Arthur Krepps, III                        9/18/98                500
Krista Killius                            10/2/98                100
James Killius                             10/2/98                100
Gina Russo                                10/8/98                100
W. Gordon and Sharon Freeman              10/8/98                100
Huon Consulting, Inc.                     10/8/98                500
Quinn Truckenbrod                         10/3/98                100
Mia Truckenbrod                           10/3/98                100
Diane Leon Pekarek                        10/9/98                200
Bruce Pekarek                             10/9/98                200


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Certificate of Incorporation contains certain provisions permitted under the B.C.L. relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Our Certificate of Incorporation also contains provisions obligating the Company to indemnify its directors and officers to the fullest extent permitted by the B.C.L.

     Such indemnification provisions are intended to increase the protection provided to directors and, thus, increase our ability to attract and retain qualified persons to serve as directors. Because directors liability insurance is only available at considerable cost and with low dollar limits of coverage and broad policy exclusions, we do not currently maintain a liability insurance policy for the benefit of our directors, although we may attempt to acquire such insurance in the future. We believe that the substantial increase in the number of lawsuits being threatened or filed against corporations and their directors and the general unavailability of directors liability insurance to provide protection against the increased risk of personal liability resulting from such lawsuits have combined to result in a growing reluctance on the part of capable persons to serve as members of boards of directors of companies, particularly of companies which intend to become public companies. We also believe that the increased risk of personal liability without adequate insurance or other indemnity protection for our directors could result in overcautious and less effective direction and management of Icy Splash. Although no directors have resigned or have threatened to resign as a result of our failure to provide insurance or other indemnity protection from liability, it is uncertain whether our directors would continue to serve in such capacities if improved protection from liability were not provided.

     The provisions affecting personal liability do not abrogate a director's fiduciary duty to Icy Splash and its shareholders, but eliminates personal liability for monetary damages for breach of that duty. The provisions do not, however, eliminate or limit the liability of a director for failing to act in good faith, for engaging in intentional misconduct or knowingly violating a law, for authorizing the illegal payment of a dividend or repurchase of stock, for obtaining an improper personal benefit, for breaching a director's duty of loyalty (which is generally described as the duty not to engage in any transaction which involves a conflict between the interest of the Company and those of the director) or for violations of the federal securities laws. The provisions also limit or indemnify against liability resulting from grossly negligent decisions including grossly negligent business decisions relating to attempts to change control of the Company.

     The provisions regarding indemnification provide, in essence, that we will indemnify our directors against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding arising out of the director's status as a director of Icy Splash, including actions brought by or on behalf of the Company (shareholder derivative actions). The provisions do not require a showing of good faith. Moreover, they do not provide indemnification for liability arising out of willful misconduct, fraud, or dishonesty, for "short-swing" profits violations under the federal securities laws, or for the receipt of illegal remuneration. The provisions also do not provide indemnification for any liability to the extent such liability is covered by insurance. One purpose of the provisions is to supplement the coverage provided by such insurance. However, as mentioned above, we do not currently provide such insurance to our directors, and there is no guarantee that we will provide such insurance to our directors in the near future, although we may attempt to obtain such insurance.

     These provisions diminish the potential rights of action which might otherwise be available to shareholders by limiting the liability of officers and directors to the maximum extent allowable under New York law and by affording indemnification against most damages and settlement amounts paid by a director of the Company in connection with any shareholder derivative action. However, the provisions do not have the effect of limiting the right of a shareholder to enjoin a director from taking actions in breach of his fiduciary duty, or to cause the Company to rescind actions already taken, although as a practical matter courts may be unwilling to grant such equitable remedies in circumstances in which such actions have already been taken. Also, because we do not presently have directors liability insurance and because there is no assurance that we will retain such insurance or that if such insurance is procured it will provide coverage to the extent directors would be indemnified under the provision, we may be forced to bear a portion or all of the cost of the director's claims for indemnification under such provisions. If we are forced to bear the cost for indemnification, the value of our stock may be adversely affected.


     Insofar as indemnification for liabilities arising under the Securities Act, as amended, may be permitted to directors, officers and controlling persons of Icy Splash pursuant to the foregoing provisions, or otherwise, Icy Splash has been advised that such indemnification, in the opinion of the SEC, is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     We believe that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

PART F/S

ITEM 1. FINANCIAL STATEMENTS

     For information regarding this item, reference is made to the "Index of Financial Statements."

PART III

ITEM 1. INDEX TO EXHIBITS

     The following is a complete list of exhibits which have been previously filed as exhibits to the Company's registration statement on Form 10-SB filed May 21, 1999 and are incorporated by reference as part of this second amendment to the registration statement:


Assigned
Number              Description of Exhibit
-------              ----------------------

3.1 ...........     Certificate of Incorporation.

3.2 ...........     Certificate of Amendment of Certificate of Incorporation,
                    dated April 20, 1999.

3.3 ...........     By-Laws.

10.1 ..........     Revised Financial Consulting Agreement between Icy Splash
                    and The Southern Companies, dated April 27, 1999.

10.2 ..........     Consulting Agreement between Icy Splash and Charles Tokarz, dated March 19, 1998.

10.3 ..........     Contract of Sale for 494-504 Wortman Avenue, Brooklyn, N.Y.
                    11208.

ITEM 2  INDEX TO FINANCIAL STATEMENTS

     The following documents are filed as part of this Registration Statement:

Assigned
Number              Description of Exhibit
-------              ----------------------


F-1 ..............  Internal Preparer's Letter for Unaudited Financial
                    Statements for the six months ended June 30, 1999 and 1998.

F-2 ..............  Unaudited Balance Sheets as of June 30, 1999 and 1998.

F-3 ..............  Unaudited Statements of Operations  for the six months ended June 30, 1999 and 1998.

F-4 ..............  Unaudited Statements of Changes in Shareholders' Equity
                    for the six months ended June 30, 1999 and 1998.

F-5 ..............  Unaudited Statements of Cash Flows for the six months ended June 30, 1999 and 1998.

F-6 - F-10........  Notes to Financial Statements for the six months ended
                    June 30, 1999 and 1998.

F-11 .............  Unaudited Schedules Supporting Statements of Operations for
                    the six months ended June 30, 1999 and 1998.

F-12 .............  Independent Auditors' Report for Audited Financial
                    Statements for the years ended December 31, 1998 and 1997.

F-13 .............  Audited Balance Sheets for the years ended December 31,
                    1998 and 1997.

F-14 .............  Audited Statements of Operations for the years ended
                    December 31, 1998 and 1997.

F-15 .............  Audited  Statements of Changes in  Shareholders' Equity for
                    the years ended December 31, 1998 and 1997.

F-16 .............  Audited Statements of Cash Flow for the years ended
                    December 31, 1998 and 1997.

F-17 - F-21 ......  Notes to Financial Statements for the years ended December
                    31, 1998 and 1997.

F-22 .............  Independent Auditors' Report on Supplemental Information
                    for the years ended December 31, 1998 and 1997.

F-23 .............  Audited Schedules Supporting Statements of Operations for
                    the years ended December 31, 1998 and 1997.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  October 19, 1999


                                   ICY SPLASH FOOD & BEVERAGE, INC.


                                   By: /s/ Joseph Aslan
                                       ----------------------------
                                       Joseph Aslan, President


                                   By: /s/ Shlomo Aslan
                                       ----------------------------
                                       Shlomo Aslan, Secretary

                       Icy Splash Food and Beverage, Inc.


                           INTERNAL PREPARER'S LETTER




The Board of Directors
Icy Splash Food and Beverage, Inc.



The attached balance sheet of Icy Splash Food and Beverage, Inc. ("the Company") as of June 30, 1999 and 1998, and the related statements of operations, shareholders' equity and cash flows for the periods then ended were prepared internally, in accordance with generally accepted accounting principles, from the Company's accounting records by Company personnel and have not been audited. The most recent audit was conducted as of December 31, 1998.

I am aware of no material errors or misrepresentations in the statements as to the financial position of Icy Splash Food and Beverage, Inc.




                                                 /s/ Charles Tokarz

                                                 Charles Tokarz
                                                 Chief Financial Officer

July 30, 1999

                       ICY SPLASH FOOD AND BEVERAGE, INC.
                                 BALANCE SHEETS
                                   (UNAUDITED)
                          AS OF JUNE 30, 1999 AND 1998


                                   - ASSETS -
                                                                                     1999         1998
                                                                                  ---------    ---------
CURRENT ASSETS:
   Cash                                                                           $   1,494    $  29,837
   Accounts receivable, net of allowance for doubtful accounts of
    $6,108 and $10,070 for 1999 and 1998, respectively                              106,624      107,499
   Notes receivable (Note 3)                                                         13,329       30,860
   Inventory (Note 2d)                                                              104,700       51,816
   Prepaid expenses                                                                   3,000        3,000
                                                                                  ---------    ---------

TOTAL CURRENT ASSETS                                                                229,147      223,012
                                                                                  ---------    ---------

FIXED ASSETS (Note 2c):
   Warehouse equipment                                                                5,000        5,000
   Office equipment                                                                  12,279        8,636
                                                                                  ---------    ---------
                                                                                     17,279       13,636
Less: accumulated depreciation                                                        6,173        3,195
                                                                                  ---------    ---------
                                                                                     11,106       10,441

                                                                                  $ 240,253    $ 233,453
                                                                                  =========    =========

                    - LIABILITIES AND SHAREHOLDERS' EQUITY -

CURRENT LIABILITIES:
   Notes payable (Note 4)                                                         $  65,000    $    --
   Accounts payable                                                                  58,868       21,715
   Accrued expenses and other current liabilities                                    17,727       20,211
   Income taxes payable                                                                 454         --
                                                                                  ---------    ---------

TOTAL CURRENT LIABILITIES                                                           142,049       41,926
                                                                                  ---------    ---------

LONG-TERM LIABILITIES
   Shareholders' loans                                                               13,000      121,844
                                                                                  ---------    ---------

COMMITMENTS AND CONTINGENCIES (Note 7)

SHAREHOLDERS' EQUITY (Note 6):
   Preferred stock, $.001 par value, 1,000,000 shares authorized,
    zero shares issued and outstanding for 1999 and 1998                               --           --
   Common stock, $.001 par value, 50,000,000 shares authorized, 6,600,000
    and 6,260,000 shares issued and outstanding for 1999 and 1998, respectively       6,600        6,260
   Additional paid-in capital                                                       158,456      184,137
   Accumulated deficit                                                              (79,852)    (120,714)
                                                                                  ---------    ---------
                                                                                     85,204       69,683

                                                                                  $ 240,253    $ 233,453
                                                                                  =========    =========


The accompanying notes are an integral part of these financial statements.

                       ICY SPLASH FOOD AND BEVERAGE, INC.
                            STATEMENTS OF OPERATIONS
                                   (UNAUDITED)
                 FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998


                                                          1999           1998
                                                        ---------     ---------

NET SALES (Note 5)                                      $ 315,014     $ 181,896

COST OF SALES                                             209,237       106,133
                                                        ---------     ---------

GROSS PROFIT                                              105,777        75,763
                                                        ---------     ---------

OPERATING EXPENSES (Note 5):
  Selling expenses - Schedule 1                            35,459        27,512
  General and administrative expenses - Schedule 2         28,521        25,850
                                                        ---------     ---------
                                                           63,980        53,362
                                                        ---------     ---------

INCOME FROM OPERATIONS                                     41,797        22,401

OTHER INCOME (EXPENSES):
Interest expense                                           (3,250)          (19)
                                                        ---------     ---------

INCOME BEFORE TAXES                                        38,547        22,382

Provision for income taxes (Note 2f)                          680           712
                                                        ---------     ---------

NET INCOME                                              $  37,867     $  21,670
                                                        =========     =========

EARNINGS PER SHARE (NOTE 2k):

Basic                                                   $    0.01     $    --
                                                        =========     =========
Diluted                                                 $    0.01     $    --
                                                        =========     =========

    The accompanying notes are an integral part of these financial statements

                       ICY SPLASH FOOD AND BEVERAGE, INC.
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                   (UNAUDITED)
                 FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998


                                                 Common Stock         Additional
                                            ---------------------      Paid-in    Accumulated
                                              Shares       Amount      Capital      Deficit       Total
                                            -------------------------------------------------------------
Balance, December 31, 1998                   6,600,000   $   6,600   $ 174,587    $(117,719)   $  63,468

Stock offering costs                              --          --       (16,131)        --        (16,131)

Net income, June 30, 1999                         --          --          --         37,867       37,867
                                             ---------   ---------   ---------    ---------    ---------

BALANCE, JUNE 30, 1999                       6,600,000   $   6,600   $ 158,456    $ (79,852)   $  85,204
                                             =========   =========   =========    =========    =========


Balance, December 31, 1997                   6,100,000   $   6,100   $ 203,900    $(142,384)   $  67,616

Net proceeds from issuance of common stock        --           160      13,540         --         13,700

Stock offering costs (Note 6)                     --          --       (33,303)        --        (33,303)

Net income, June 30, 1998                         --          --          --         21,670       21,670
                                             ---------   ---------   ---------    ---------    ---------

BALANCE, JUNE 30, 1998                       6,100,000   $   6,260   $ 184,137    $(120,714)   $  69,683
                                             =========   =========   =========    =========    =========

    The accompanying notes are an integral part of these financial statements

                       ICY SPLASH FOOD AND BEVERAGE, INC.
                            STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
                 FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:
                                                                   1999        1998
                                                                 --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net profit                                                   $ 37,867    $ 21,670
    Adjustments to reconcile net income to net cash
     used in operating activities:
    Depreciation                                                    1,500       1,100
    Provision for bad debts                                         8,445      10,070
    Changes in assets and liabilities:
    Increase in accounts receivable                               (38,736)    (57,944)
    Increase in inventories                                       (43,819)    (16,500)
    Increase in accounts payable                                    4,968      15,372
    Decrease in accrued expenses and other current liabilities     (4,310)     (6,066)
                                                                 --------    --------
      Net cash used by operating activities                       (34,085)    (32,298)
                                                                 --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of fixed assets                                       (2,885)     (2,691)
    Increase in note receivable                                      --       (30,860)
    Repayments of note receivable                                  21,281        --
                                                                 --------    --------
      Net cash provided (used) in investing activities             18,396     (33,551)
                                                                 --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Net proceeds from issuance of common stock                       --        13,700
    Proceeds from short-term debt                                  65,000        --
    Repayments of short-term debt                                 (65,000)       --
    Net cost from issuance of common stock                        (16,131)    (32,703)
    Proceeds from shareholder loans                                13,000      87,402
    Deferred offering costs                                          --        27,287
                                                                 --------    --------
      Net cash provided (used) by financing activities             (3,131)     95,686
                                                                 --------    --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS              (18,820)     29,837

    Cash and cash equivalents, at beginning of period              20,314        --
                                                                 --------    --------

CASH AND CASH EQUIVALENTS, AT END OF PERIOD                      $  1,494    $ 29,837
                                                                 ========    ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
    Cash during the period for:
      Income taxes paid                                          $   --      $    680
      Interest paid                                              $   --      $   --



   The accompanying notes are an integral part of these financial statements.

                       ICY SPLASH FOOD AND BEVERAGE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)
                 FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998

NOTE 1 - NATURE OF BUSINESS:

          Icy Splash Food and Beverage, Inc. (the "Company") is the producer and distributor of an all natural, fruit flavored, clear and colored, carbonated, refreshing soft drink. The product line is currently supplied in a variety of flavors to supermarkets, grocery stores and convenience stores in the tri-state area. The Company was incorporated in the State of New York on June 17, 1996.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          The Company's accounting policies are in accordance with generally accepted accounting principles. Outlined below are those policies considered particularly significant.

     (a)  Use of Estimates:

          In preparing financial statements in accordance with generally accepted accounting principles, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from these estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

     (b)  Concentration of Credit Risk/Fair Value:

          Financial   instruments  that  potentially   subject  the  Company  to
          concentrations of credit risk consist principally of cash.

          The Company, from time-to-time, may maintain cash balances which exceed the federal depository insurance coverage limit. The Company performs periodic reviews of the relative credit rating of its bank to lower its risk.

          The carrying amounts of cash, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of these items.

     (c)  Fixed Assets and Depreciation:

          Fixed assets are reflected at cost. Depreciation and amortization are provided on a straight-line basis over the following useful lives:

                       Warehouse equipment                        5 years
                       Office equipment                           5 years

          Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.

                       ICY SPLASH FOOD AND BEVERAGE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)
                 FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

     (d)  Inventories:

          Inventories are stated at the lower of cost or market (first-in first-out method) and consist of only raw materials.

          Inventory consists of the following:

                                                        June 30,   June 30,
                                                          1999        1998
                                                        --------   --------
          Finished product                              $   --     $   --
          Flavoring , bottles and packaging materials    104,700     51,816
                                                        --------   --------
                                                        $104,700   $ 51,816
                                                        ========   ========

     (e)  Deferred Offering Costs:

          Deferred offering costs were incurred by the Company in conjunction with a private placement offering (see Note 6). Although the exercise of warrants has not been completed these costs were charged against additional paid-in capital upon the completion of the offering.

     (f)  Income Taxes:

          The Company utilizes Financial Accounting Standard Board Statement No. 109, "Accounting for Income Taxes"("SFAS 109"), which requires the use of the asset and liability approach of providing for income taxes. SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

          The Company has a net operating loss carryforward as of its year end, December 31, 1998, of approximately $100,000 which may be applied against future taxable income, and which expires in the year 2012. Since there is no assurance that the Company will generate future taxable income to utilize the deferred tax asset resulting from the net operating loss carryforward, the Company has not recognized this asset.

     (g)  Statements of Cash Flows:

          For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

                       ICY SPLASH FOOD AND BEVERAGE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)
                 FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

     (h)  Comprehensive Income:

          In June 1997, the Financial Accounting Standards Board issued Statement No. 130 "Reporting Comprehensive Income"("SFAS 130"), which prescribes standards for reporting comprehensive income and its components. SFAS 130 is effective for fiscal years beginning after December 15, 1997. Since the Company currently does not have any items of comprehensive income, a statement of comprehensive income is not yet required.

     (i)  Advertising Costs:

          Advertising costs, which are included in selling expenses, are expensed as incurred. For six months ended June 30, 1999 and 1998 advertising costs, including promotion, aggregated $14,845 and $19,002, respectively.

     (j)  Revenue Recognition:

          The Company recognizes operating revenue upon shipment of goods to customer.

     (k)  Earnings Per Share

          The Company has adopted Financial Accounting Standards Board Statement No. 128 "Earnings Per Share" ("SFAS 128"), which has changed the method for calculating earnings per share. SFAS 128 requires the presentation of basic and diluted earnings per share on the face of the statement of operations. Earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding and for diluted earnings per share also common equivalent shares outstanding.

          The following average shares were used for the computation of basic and diluted earnings per share:

          Six months ended June 30,              1999          1998
                                               ---------     ---------
          Basic                                6,600,000     6,334,144
          Diluted                              7,550,000     6,779,017

     (l)  Stock Based Compensation

          SFAS No. 123 "Accounting For Stock Based Compensation" requires the Company to either record compensation expense or to provide additional disclosure with respect to stock awards and stock option grants made after December 31, 1994. The accompanying notes to financial statements include the disclosure required by SFAS No. 123.

                       ICY SPLASH FOOD AND BEVERAGE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)
                 FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998



NOTE 3 - NOTES RECEIVABLE:

     At June 30, 1999 and 1998, the Company was owed $1,485 and $30,860, respectively, from a vendor who is a co-packer of the Company's products. The vendor had agreed to pay back the loan by providing services equal to $1,500 a month for 12 months beginning June 1, 1998. At June 30, 1998, the co-packer had not provided services to make payments. At June 30, 1999 the co-packer has provided services and made payments. Management believes the remaining balance at June 30, 1999 is fully collectible.

     At June 30, 1999, the company was owed $24,844 by a customer (distributor) for the Company's products. The customer has agreed to pay at least $1,000 a month beginning August 15, 1998, with no interest if the entire balance is paid by June 1999 and 1.1% interest per month on the unpaid balance thereafter. At June 30, 1999, the customer had paid approximately five of eleven payments due. A new agreement with the customer for brokerage services should accelerate the payments by providing services for payments. Although Management is confident the balance due will ultimately be paid, a collection allowance of $13,000 has been recorded against this note.

NOTE 4 - NOTE PAYABLE:

     On June 30, 1999, the Company received a bank loan aggregating $65,000 with an annual interest rate of 4.5%, payable on December 22, 1999. The bank loan is secured by certificates of deposit belonging to two major shareholders. Proceeds from the note were used to repay a $65,000 loan due on May 31, 1999 and extended to June 30, 1999 by the lender at the request of the Company.

NOTE 5 - RELATED PARTY TRANSACTIONS:

     (a) During December 1998, the Company initiated sales of product to a distributor. Certain members of management have personally agreed to provide financing and organizational support to the distributor. For the six months ended June 30, 1999, sales were $184,077. At June 30, 1999 accounts receivable were $48,602.

     (b) On March 19, 1998, the Company entered into a consulting agreement with an individual to act as the Company's Chief Financial Officer. As part of the consideration for these services, the Company would issue 20,000 shares of common stock , at a value of $1,600. To date, the shares of stock have not been issued, although the accompanying financial statements reflect an accrual for compensation expense in 1998.

NOTE 6 - STOCKHOLDERS' EQUITY:

          Recapitalization:

          On February 13, 1997 the stockholders and directors of the Company adopted resolutions to amend the Certificate of Incorporation to change the capitalization of the Company from 200 shares no par value to 50,000,000 shares at $.001 par value and to restate the number of issued and outstanding shares to 6,100,000 shares.

                       ICY SPLASH FOOD AND BEVERAGE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)
                 FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998


NOTE 6 - STOCKHOLDERS' EQUITY (Continued):

     Private Placement Offering:

     During 1998, the Company commenced selling common stock through a private placement memorandum. The offering is for the sale of 10,000 units at an offering price of $5.00 per unit, of which, each unit consists of 50 shares of common stock and 95 redeemable common stock purchase warrants. The common stock and warrants may be separately transferred at any time after issuance, subject to restrictions contained in the private placement memorandum. Each warrant entitles the holder to purchase one share of the Company's common stock for $1. The exercise price of the warrants and the number of shares issuable upon exercise of the warrants are also subject to adjustment to protect against dilution. The Company may also redeem the warrants at a price of $.01 per warrant upon the occurrence of certain market conditions. Unless extended by the Company, the warrants will expire on January 20, 2000. As of June 30, 1999, all 10,000 units have been sold. Costs in excess of proceeds received aggregating $44,444 were reflected as a reduction of shareholders' equity at June 30, 1999.

     The common stock and warrants included in the unit have not been registered, and are not required to be, under the Securities Act of 1933 ("the Act"). These securities have been offered in the absence of any registration under the Act through the Company's intended compliance with Rule 504 under Regulation D promulgated under the Act. Pursuant to Rule 504, the shares are freely transferable subject to various state securities laws.

NOTE 7 - COMMITMENTS AND CONTINGENCIES:

     Litigation:


     The Company was a defendant in a lawsuit involving leasehold property for which the plaintiff claims the Company is responsible. A motion to dismiss was pending before the court. The likelihood of a favorable outcome was anticipated by the Company's counsel, therefore no provision has been made in the financial statements relating to this matter. As of December 31, 1998 this lawsuit was dismissed.

     The Company is a plaintiff in a lawsuit with a predecessor company, "Icy Splash, Inc.," and a former shareholder of Icy Splash, Inc. This case is presently pending in the Supreme Court, Kings County. The Company has secured a preliminary injunction against the defendants enjoining them from misappropriating the Company's intellectual property rights including the use of the trademark "Icy Splash". The defendants initially filed a notice of appeal relating to the injunction. However, their time to perfect the appeal has expired. The case to convert the preliminary injunction to a permanent injunction is proceeding on the merits.

                       ICY SPLASH FOOD AND BEVERAGE, INC.
                  SCHEDULES SUPPORTING STATEMENTS OF OPERATIONS
                                   (UNAUDITED)
                 FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998


                                                              1999         1998
                                                             -------     -------
SELLING EXPENSES - Schedule 1:
    Freight and delivery                                     $16,557     $ 8,090
    Promotion                                                 14,667        --
    Slotting fees                                                712        --
    Advertising                                                  178      19,002
    Other selling expenses                                     3,345         420
                                                             -------     -------
TOTAL SELLING EXPENSES                                       $35,459     $27,512
                                                             =======     =======


GENERAL AND ADMINISTRATIVE EXPENSES-Schedule 2:
    Automotive expenses                                      $ 2,439     $ 3,196
    Bad debt expense                                           8,445      10,070
    Depreciation                                               1,500       1,100
    Insurance                                                  5,367         754
    Interest                                                   3,250          19
    Miscellaneous expense                                        149         490
    Professional fees                                          1,717       4,000
    Rent                                                       1,079        --
    Repairs and maintenance                                      898        --
    Office expense                                               538          31
    Telephone                                                  4,865       3,366
    Travel and entertainment                                   1,524       2,843
                                                             -------     -------
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES                    $31,771     $25,869
                                                             =======     =======

INDEPENDENT AUDITORS' REPORT




To the Board of Directors and Shareholders
Icy Splash Food and Beverage, Inc.
Whitestone, New York


We have audited the balance sheets of Icy Splash Food and Beverage, Inc. as of December 31, 1998 and 1997, and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, financial statements referred to above present fairly, in all material respects, the financial position of Icy Splash Food and Beverage, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the periods then ended in conformity with generally accepted accounting principles.




                                          /s/ LAZAR LEVINE & FELIX LLP

                                          LAZAR LEVINE & FELIX LLP

New York, New York
March 10, 1999

                       ICY SPLASH FOOD AND BEVERAGE, INC.
                                 BALANCE SHEETS
                        AS OF DECEMBER 31, 1998 AND 1997


                                   - ASSETS -
                                                                                      1998           1997
                                                                                    ---------    ---------
CURRENT ASSETS:
    Cash                                                                            $  20,314    $    --
    Accounts receivable, net of allowance for doubtful accounts of
     $4,163 and $16,721 for 1998 and 1997, respectively                                69,833       59,625
    Notes receivable (Note 3)                                                          34,610         --
    Inventory (Note 2d)                                                                60,881       35,316
    Prepaid expenses                                                                    3,000        3,000
                                                                                    ---------    ---------

TOTAL CURRENT ASSETS                                                                  188,638       97,941
                                                                                    ---------    ---------

FIXED ASSETS (Note 2c):
    Warehouse equipment                                                                 5,000        5,000
    Office equipment                                                                    9,394        5,945
                                                                                    ---------    ---------
                                                                                       14,394       10,945
    Less: accumulated depreciation                                                      4,673        2,095
                                                                                    ---------    ---------
                                                                                        9,721        8,850
                                                                                    ---------    ---------
OTHER ASSETS:
    Deferred offering costs (Note 2e)                                                    --         27,886
                                                                                    ---------    ---------

                                                                                    $ 198,359    $ 134,677
                                                                                    =========    =========

                                  - LIABILITIES AND SHAREHOLDERS' EQUITY -

CURRENT LIABILITIES:
    Cash overdraft                                                                  $    --      $     677
    Notes payable (Note 4)                                                             65,000         --
    Accounts payable                                                                   53,900        6,343
    Accrued expenses and other current liabilities                                     15,537       24,919
    Income taxes payable                                                                  454          680
                                                                                    ---------    ---------

TOTAL CURRENT LIABILITIES                                                             134,891       32,619
                                                                                    ---------    ---------

LONG-TERM LIABILITIES
    Shareholders' loans (Note 6)                                                         --         34,442
                                                                                    ---------    ---------

COMMITMENTS AND CONTINGENCIES (Note 7)

SHAREHOLDERS' EQUITY (Note 6):
    Preferred stock, $.001 par value, 1,000,000 shares authorized,
      zero shares issued and outstanding for 1998 and 1997                               --           --
    Common stock, $.001 par value, 50,000,000 shares authorized, 6,600,000
      and 6,100,000 shares issued and outstanding for 1998 and 1997, respectively       6,600        6,100
    Additional paid-in capital                                                        174,587      203,900
    Accumulated deficit                                                              (117,719)    (142,384)
                                                                                    ---------    ---------
                                                                                       63,468       67,616

                                                                                    $ 198,359    $ 134,677
                                                                                    =========    =========


   The accompanying notes are an integral part of these financial statements.

                       ICY SPLASH FOOD AND BEVERAGE, INC.
                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                           1998          1997
                                                         ---------    ---------

NET SALES (Note 5)                                       $ 320,802    $ 224,490
                                                         ---------    ---------

COST OF GOODS SOLD:
    Inventory - beginning of year                           35,316       55,048
    Purchases                                              212,187      143,878
                                                         ---------    ---------
                                                           247,503      198,926
       Inventory - end of year                              60,881       35,316
                                                         ---------    ---------

TOTAL COST OF GOODS SOLD                                   186,622      163,610
                                                         ---------    ---------

GROSS PROFIT                                               134,180       60,880
                                                         ---------    ---------

OPERATING EXPENSES (Note 5):
    Selling expenses - Schedule 1                           55,319       52,860
    General and administrative expenses - Schedule 2        50,981       32,304
                                                         ---------    ---------
                                                           106,300       85,164
                                                         ---------    ---------

INCOME (LOSS) FROM OPERATIONS                               27,880      (24,284)
                                                         ---------    ---------

OTHER INCOME (EXPENSES):
       Interest expense                                     (2,535)        --
                                                         ---------    ---------

INCOME (LOSS) BEFORE TAXES                                  25,345      (24,284)

    Provision for income taxes (Note 2f)                       680          680
                                                         ---------    ---------

NET INCOME (LOSS)                                        $  24,665    $ (24,964)
                                                         =========    =========

EARNINGS (LOSS) PER SHARE: (Note 2k)

    Basic                                                $    --      $    --
                                                         =========    =========
    Diluted                                              $    --      $    --
                                                         =========    =========


    The accompanying notes are an integral part of these financial statements

                       ICY SPLASH FOOD AND BEVERAGE, INC.
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                         Common Stock          Additional
                                                    ----------------------      Paid-in    Accumulated
                                                       Shares       Amount      Capital      Deficit     Total
                                                    ------------------------------------------------------------
Balance, December 31, 1996                                 200   $     200   $ 209,800    $(117,420)   $  92,580

Recapitalization (Note 6)                            6,099,800       5,900      (5,900)        --           --

Net loss, December 31, 1997                               --          --          --        (24,964)     (24,964)
                                                     ---------   ---------   ---------    ---------    ---------

Balance, December 31, 1997                           6,100,000       6,100     203,900     (142,384)      67,616

Net cost from issuance of common stock
and warrants - private placement offering (Note 6)     500,000         500     (29,313)        --        (28,813)

Net income, December 31, 1998                             --          --          --         24,665       24,665
                                                     ---------   ---------   ---------    ---------    ---------

BALANCE, DECEMBER 31, 1998                           6,600,000   $   6,600   $ 174,587    $(117,719)   $  63,468
                                                     =========   =========   =========    =========    =========

    The accompanying notes are an integral part of these financial statements

                       ICY SPLASH FOOD AND BEVERAGE, INC.
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:
                                                                       1998         1997
                                                                    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)                                               $  24,665    $ (24,964)
    Adjustments to reconcile net income to net
       cash used in operating activities:
      Depreciation                                                      2,579        1,595
      Provision for bad debts                                          16,570        8,402
    Changes in assets and liabilities:
    (Increase) in accounts receivable                                 (45,822)      (8,760)
    (Increase) decrease in inventories                                (25,565)      19,732
    Decrease in prepaid expenses                                         --          2,570
    Increase (decrease) in accounts payable                            47,557      (12,080)
    (Decrease) increase in accrued expenses and
      other current liabilities                                       (10,286)      17,491
                                                                    ---------    ---------
Net cash provided by operating activities                               9,698        3,986
                                                                    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of fixed assets                                           (3,449)      (5,945)
    Advances to former owner                                             --         (2,350)
    Increase in note receivable                                       (53,620)        --
    Repayments of note receivable                                      38,054         --
                                                                    ---------    ---------
      Net cash (used) in investing activities                         (19,015)      (8,295)
                                                                    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from short-term debt                                     100,000         --
    Repayments of short-terrm debt                                    (35,000)        --
    Net cost from issuance of common stock                            (28,813)        --
    Proceeds from shareholders loans                                     --         24,070
    Repayment of shareholders loans                                   (34,442)        --
    Deferred offering costs                                            27,886      (27,886)
                                                                    ---------    ---------
      Net cash provided (used) by financing activities                 29,631       (3,816)
                                                                    ---------    ---------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                   20,314       (8,125)

    Cash and cash equivalents, at beginning of year                      --          8,125
                                                                    ---------    ---------

CASH AND CASH EQUIVALENTS, AT END OF YEAR                           $  20,314    $    --
                                                                    =========    =========


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
    During the year ended December 31, 1998, the Company has transfered a customers accounts receivable balance to notes receivable in the amount of $25,544

Cash during the period for:
    Income taxes paid                                               $   1,527    $    --
    Interest paid                                                   $     131    $    --


     The accompanying notes are an integral part of these financial statements.

                       ICY SPLASH FOOD AND BEVERAGE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 1 - NATURE OF BUSINESS:

          Icy Splash Food and Beverage, Inc. (the "Company") is the producer and distributor of an all natural fruit flavored, clear and colored, carbonated, refreshing soft drinks. The product line is currently supplied in a variety of flavors to supermarkets, grocery stores and convenience stores in the tri-state area. The Company was incorporated in the State of New York on June 17, 1996.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          The Company's accounting policies are in accordance with generally accepted accounting principles. Outlined below are those policies considered particularly significant.

     (a)  Use of Estimates:

          In preparing financial statements in accordance with generally accepted accounting principles, management makes certain estimates and assumptions, where applicable, that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from these estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

     (b)  Concentration of Credit Risk/Fair Value:

          Financial   instruments  that  potentially   subject  the  Company  to
          concentrations of credit risk consist principally of cash.

          The Company, from time-to-time, may maintain cash balances which exceed the federal depository insurance coverage limit. The Company performs periodic reviews of the relative credit rating of its bank to lower its risk.

          The carrying amounts of cash, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of these items.

     (c)  Fixed Assets and Depreciation:

               Fixed assets are reflected at cost. Depreciation and amortization are provided on a straight-line basis over the following useful lives:

               Warehouse equipment                        5 years
               Office equipment                           5 years

          Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.

                       ICY SPLASH FOOD AND BEVERAGE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

     (d)  Inventories:

          Inventories are stated at the lower of cost or market (first-in first-out method) and consist of only raw materials.

          Inventory consists of the following:

                                                     December 31,   December 31,
                                                         1998          1997
                                                     ------------   ------------
          Finished product                              $  --         $  --
          Flavoring , bottles and packaging materials    60,881       35,316
                                                        -------       -------
                                                        $60,881       $35,316
                                                        =======       =======

     (e)  Deferred Offering Costs:

          Deferred offering costs were incurred by the Company in conjunction with a private placement offering (see Note 6). Although the exercise of warrants has not been completed these costs were charged against additional paid-in capital upon the completion of the offering.

     (f)  Income Taxes:

          The Company utilizes Financial Accounting Standard Board Statement No. 109, "Accounting for Income Taxes"("SFAS 109"), which requires the use of the asset and liability approach of providing for income taxes. SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

          The Company has a net operating loss carryforward as of its year end, December 31, 1998, of approximately $100,000 which may be applied against future taxable income, and which expires in the year 2012. Since there is no assurance that the Company will generate future taxable income to utilize the deferred tax asset resulting from the net operating loss carryforward, the Company has not recognized this asset.

     (g)  Statements of Cash Flows:

          For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

                       ICY SPLASH FOOD AND BEVERAGE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

     (h)  Comprehensive Income:

          In June 1997, the Financial Accounting Standards Board issued Statement No. 130 "Reporting Comprehensive Income"("SFAS 130"), which prescribes standards for reporting comprehensive income and its components. SFAS 130 is effective for fiscal years beginning after December 15, 1997. Since the Company currently does not have any items of comprehensive income, a statement of comprehensive income is not yet required.

     (i)  Advertising Costs:

          Advertising costs, which are included in selling expenses, are expensed as incurred. For the years ended December 31, 1998 and 1997 advertising costs aggregated $22,504 and $4,969, respectively.

     (j)  Revenue Recognition:

          The Company recognizes operating revenue upon shipment of goods to customers.

     (k)  Earnings Per Share:

          The company has adopted Financial Accounting Standards Board Statement No. 128 "Earnings Per Share" ("SFAS 128"), which has changed the method for calculating earnings per share. SFAS 128 requires the presentation of basic and diluted earnings per share on the face of the statement of operations. Earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding and for diluted earnings per share also common equivalent shares outstanding.

          The following average shares were used for the computation of basic and diluted earnings per share:

          Years Ended Dec 31,                1998               1997
          ------------------------         ---------         ---------
          Basic                            6,290,945         6,100,000
          Diluted                          6,653,741         6,100,000

     (l)  Stock-Based Compensation:

          SFAS No. 123 "Accounting For Stock Based Compensation", requires the Company to either record compensation expense or to provide additional disclosures with respect to stock awards and stock option grants made after December 31, 1994. The accompanying notes to financial statements include the disclosures required by SFAS No. 123.

NOTE 3 - NOTES RECEIVABLE:

          At December 31, 1998, the Company was owed $15,565 from a vendor who is a co-packer of the Company's products. The vendor has agreed to pay back the loan by providing services equal to $1,500 a month for 12 months beginning June 1, 1998. At December 31, 1998, the co-packer had not provided services to make payments, but instead has paid two $1,500 payments. Management has an agreement with the co-packer to provide services in February and March of 1999 sufficient to bring the note current.

                       ICY SPLASH FOOD AND BEVERAGE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 3 - NOTES RECEIVABLE (continued):

          At December 31, 1998, the Company was owed $25,544 by a customer (distributor) for the Company's products. The customer has agreed to pay at least $1,000 a month beginning August 15, 1998, with no interest if the entire balance is paid by June 1999 and 1.1% interest per month on the unpaid balance thereafter. At December 31, 1998, the customer had paid approximately four of five payments due. A new agreement with the customer for brokerage services should accelerate the payments by providing services for payments. Although Management is confident the balance due will ultimately be paid, a collection allowance of $6,500 has been recorded against this note.

NOTE 4 - NOTE PAYABLE:

          On August 31, 1998, the Company received an unsecured loan aggregating $100,000 with an annual interest rate of 10%, payable on May 31, 1999. At December 31, 1998 the loan balance was $65,000. There are no penalties to prepay the loan.

NOTE 5 - RELATED PARTY TRANSACTIONS:

     (a) At December 31, 1997, the Company was owed $13,466 by a former shareholder. As of December 31, 1997 management deemed this receivable uncollectible and accordingly reserved 100% as a bad debt.

     (b) The Company occupied warehouse and office space which is owned by two of its shareholders. As of December 31, 1996 the Company discontinued use of this warehouse. Rent expense, for this facility, for the year ended December 31, 1997 was $3,900.

     (c) During December 1998, the Company initiated sales of product to a distributor. Certain members of management have personally agreed to provide financing and organizational support to the distributor. For the year ended December 31, 1998, sales and accounts receivable were $40,630.

     (d) On March 19, 1998, the Company entered into a consulting agreement with an individual to act as the Company's Chief Financial Officer. As part of the consideration for these services, the Company would issue 20,000 shares of common stock, at a value of $1,600. To date, the shares of stock have not been issued, although the accompanying financial statements reflect an accrual for compensation expense in 1998.

NOTE 6 - STOCKHOLDERS' EQUITY:

          Recapitalization:

          On February 13, 1997, the stockholders and directors of the Company adopted resolutions to amend the Certificate of Incorporation to change the capitalization of the Company from 200 shares no par value to 50,000,000 shares at $.001 par value and to restate the number of issued and outstanding shares to 6,100,000 shares.

                       ICY SPLASH FOOD AND BEVERAGE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 6 - STOCKHOLDERS' EQUITY (continued):

          Private Placement Offering:

          During 1998, the Company commenced selling common stock through a private placement memorandum. The offering is for the sale of 10,000 units at an offering price of $5.00 per unit, of which, each unit consists of 50 shares of common stock and 95 redeemable common stock purchase warrants. The common stock and warrants may be separately transferred at any time after issuance, subject to restrictions contained in the private placement memorandum. Each warrant entitles the holder to purchase one share of the Company's common stock for $1. The exercise price of the warrants and the number of shares issuable upon exercise of the warrants are also subject to adjustment to protect against dilution. The Company may also redeem the warrants at a price of $.01 per warrant upon the occurrence of certain market conditions. Unless extended by the Company, the warrants will expire on January 20, 2000. As of December 31, 1998, all 10,000 units have been sold. Costs in excess of proceeds received aggregating $28,813 were reflected as a reduction of shareholders' equity at December 31, 1998.

          The common stock and warrants included in the unit have not been registered, and are not required to be, under the Securities Act of 1933 ("the Act"). These securities have been offered in the absence of any registration under the Act through the Company's intended compliance with Rule 504 under Regulation D promulgated under the Act. Pursuant to Rule 504, the shares are freely transferable subject to various state securities laws.

NOTE 7 - COMMITMENTS AND CONTINGENCIES:

          Litigation:

          The Company was a defendant in a lawsuit involving leasehold property for which the plaintiff claims the Company is responsible. A motion to dismiss is pending before the court. The likelihood of a favorable outcome is anticipated by the Company's counsel, therefore no provision has been made in the financial statements relating to this matter. As of December 31, 1998 this lawsuit was dismissed.

          The Company is a plaintiff in a lawsuit with a predecessor company "Icy Splash Inc." and a former shareholder of Icy Splash, Inc. This case is presently pending in the Supreme Court, Kings County. The Company has secured a preliminary injunction against the defendants enjoining them from misappropriating the Company's intellectual property rights including the use of the trademark "Icy Splash". The defendants initially filed a notice of appeal relating to the injunction. However, their time to perfect the appeal has expired. The case to convert the preliminary injunction to a permanent injunction is proceeding on the merits.

            INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION



To The Board of Directors and Shareholders
Icy Splash Food and Beverage, Inc.
Whitestone, New York


Our audits of the basic financial statements of Icy Splash Food and Beverage, Inc. for the years ended December 31, 1998 and 1997 were made primarily to form an opinion on such financial statements taken as a whole. The supplemental information presented hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the same audit procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                /s/ LAZAR LEVINE & FELIX LLP

                                                LAZAR LEVINE & FELIX LLP


New York, New York
March 10, 1999

                       ICY SPLASH FOOD AND BEVERAGE, INC.
                  SCHEDULES SUPPORTING STATEMENTS OF OPERATIONS
               FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (See
            Independent Auditors' Report on Supplemental Information)


                                                             1998        1997
                                                           --------    --------
    Freight and delivery                                   $ 11,657    $ 24,370
    Slotting fees                                            16,288      20,016
    Advertising                                              22,504       4,969
    Other selling expenses                                    4,870       3,505
                                                           --------    --------
TOTAL SELLING EXPENSES                                     $ 55,319    $ 52,860
                                                           ========    ========

GENERAL AND ADMINISTRATIVE EXPENSES - Schedule 2:
    Administrative expenses                                $   --      $  5,662
    Automotive expenses                                       9,748       3,541
    Bad debt expense                                         16,570       8,402
    Depreciation                                              2,579       1,595
    Insurance                                                 1,483         697
    Miscellaneous expense (income)                              929      (1,279)
    Professional fees                                         6,600       1,800
    Rent                                                       --         3,900
    Office expense                                            2,038         658
    Telephone                                                 7,163       2,130
    Temporary labor                                            --         3,931
    Travel and entertainment                                  3,871       1,267
                                                           --------    --------
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES                  $ 50,981    $ 32,304
                                                           ========    ========